UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 21, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒   Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐   No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐   No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐   No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Corporation

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE)35.300.022.807 | CVM Code No. 12793

NOTICE TO THE MARKET

Pursuant to the provisions of Article 12 of CVM Ruling No. 358/2002, as amended, FIBRIA CELULOSE S.A. (BM&FBOVESPA: FIBR3 | NYSE: FBR) (“FIBRIA” or “Company”) announces that GÁVEA INVESTIMENTOS LTDA. (“Gávea”), management company of the investment funds and portfolio investments of its business line of Private Equity and Hedge Funds/Multimarket Funds, has informed the disposal of common shares issued by the Company (“FIBR3”), having as consequence the decrease, on May 19, 2015, of the total stakeholding of the investment funds and portfolio investments managed by Gávea’s business line to 4,62% of the total capital stock of the Company.

The Company was also informed that the disposal described above is strictly for the purpose of investment, with no intention of affecting the Company’s controlling share ownership or administrative structures.

São Paulo, May 21, 2015.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Chief Financial and Investor Relations Officer

2

Rio de Janeiro, 20 de maio de 2015. À Fibria Celulose S.A. Fidêncio Ramos, 302, Torre B, 3° andar, Vila Olimpia São Paulo - SP, CEP 04551-010 Tel: (11) 2138-4565 / (11) 2138-4000 / Fax: (11) 2138-4066 A/C: Sr. Guilherme Perboyre Cavalcanti Ref.: Diminuição de Participação - Instrução CVM n° 358/02 A GÁVEA INVESTIMENTOS LTDA., na qualidade de gestora dos fundos e carteiras de investimento de suas linhas de negócios de Private Equity e Hedge Funds/Fundos Multimercados, sob responsabilidade dos Srs. Christopher David Meyn e Armínio Fraga Neto, respectivamente, vem, pela presente, informar, em atenção ao disposto no artigo 12 da Instrução CVM n° 358/02, a alienação de Ações Ordinárias (“Ações”) de emissão da Fibria Celulose S.A. – FIBR3 (“Companhia”), tendo como consequência a diminuição, em 19/05/2015, da participação total dos fundos e carteiras de investimento geridos discricionariamente pelas referidas linhas de negócio, e representando um mesmo interesse conforme artigo 12 da Instrução CVM n° 358/02, em patamar inferior a 5% (cinco por cento) do total de Ações emitidas pela Companhia, da forma como segue: Ticker Quantidade Final 19/05/2015 Percentual Final FIBR3 25,609,000 4.62% Por oportuno, declaramos que a alienação acima discriminada não term o objetivo de alterar o controle ou a estrutura administrativa da Companhia, tendo resultado apenas do critério adotado para a seleção de investimentos. Por fim, solicitamos a V.Sas. que providenciem a imediata transmissão das informações constantes nesta comunicação à Comissão de Valores Mobiliários - CVM e à Bolsa de Valores de São Paulo, conforme artigo 12, parágrafo sexto, da Instrução CVM n° 358/02. Para quaisquer esclarecimentos que se façam necessários, favor entrar em contato com o departamento de Compliance, através do telefone (21) 3526-9100 ou do endereço eletrônico gavea-compliance@gaveainvest.com.br. Atenciosamente, GÁVEA INVESTIMENTOS LTDA. 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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